# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Biomea Fusion, Inc., CIK 0001840439
CUSIP: 09077A106
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 1599 Industrial Road, San Carlos, California (CA), 94070
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001455767

## Reporting persons
- Rainer M. Erdtmann: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 2,494,434; shared voting power 480,790; sole dispositive power 2,494,434; shared dispositive power 480,790; aggregate amount beneficially owned 2,975,224 (5.2% of the class)
- Point Sur Investors, LLC: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 480,790; shared voting power 0; sole dispositive power 480,790; shared dispositive power 0; aggregate amount beneficially owned 480,790 (0.8% of the class)
- Point Sur Investors Fund I, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 228,470; shared voting power 0; sole dispositive power 228,470; shared dispositive power 0; aggregate amount beneficially owned 228,470 (0.4% of the class)

## Item 1. Issuer
Name of issuer: Biomea Fusion, Inc.
Address of issuer's principal executive offices: 1599 Industrial Road, San Carlos, CA 94070

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities listed below, who are collectively referred to herein as "Reporting Persons," with respect to the shares of common stock of Biomea Fusion, Inc. (the "Company"), par value $0.0001 per share (the "Shares").

(i) Rainer M. Erdtmann, a citizen of the United States of America;
(ii) Point Sur Investors, LLC, a Delaware limited liability company ("Point Sur LLC") ; and
(iii) Point Sur Investors Fund I, L.P., a Delaware limited partnership ("Point Sur Investors Fund").
Address of principal business office or, if none, residence:
The address of the principal business office of Rainer M. Erdtmann is c/o Biomea Fusion, Inc., 1599 Industrial Road, San Carlos, CA 94070.

The address of the principal business office of Point Sur LLC and Point Sur Investors Fund is 1073 Arlington Blvd., El Cerrito, CA 94530.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned:
Rainer M. Erdtmann may be deemed to beneficially own 2,494,434 Shares, consisting of: (i) 482,404 Shares issuable upon the exercise of stock options exercisable within 60 days held directly by Rainer M. Erdtmann, (ii) 643,027 shares held directly by Rainer M. Erdtmann, (iii) an aggregate of 59,400 Shares held by the children of Rainer M. Erdtmann, (iv) 174,614 Shares held by a trust with an independent trustee ("Trust 1"); and (v) 1,134,989 Shares held by a separate trust with an independent trustee ("Trust 2").
Point Sur Investors Fund directly holds 228,470 Shares.
Point Sur LLC directly holds 252,320 Shares.

Point Sur LLC is the General Partner of Point Sur Investors Fund. Rainer M. Erdtmann is a managing member of Point Sur LLC and, as such, Mr. Erdtmann has shared voting and dispositive power over the Shares held by both Point Sur Investors Fund and Point Sur LLC.
Percent of class: The percent of class of the outstanding Shares beneficially owned by the Reporting Persons in Item 4(a) are based on (i) 57,022,250 Shares outstanding as of the completion of the offering of the Shares referred to in the Company's Prospectus Supplement (to the Prospectus dated October 24, 2022, Registration No. 333-267884), filed on June 18, 2025 and (ii) 482,404 Shares issuable within 60 days after June 30, 2025 upon the exercise of options held directly by Rainer M. Erdtmann, which have been added to the Shares reported as outstanding in accordance with Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934.
Sole power to vote or to direct the vote: The information required by this Item 4(c)(i) is set forth in Row 5 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to vote or to direct the vote: The information required by this Item 4(c)(ii) is set forth in Row 6 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Sole power to dispose or to direct the disposition: The information required by this Item 4(c)(iii) is set forth in Row 7 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.
Shared power to dispose or to direct the disposition: The information required by this Item 4(c)(iv) is set forth in Row 8 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Rainer M. Erdtmann: /s/ Rainer M. Erdtmann, Rainer M. Erdtmann (08/13/2025)
- Point Sur Investors, LLC: /s/ Rainer M. Erdtmann, Rainer M. Erdtmann, Authorized Signatory (08/13/2025)
- Point Sur Investors Fund I, L.P.: /s/ Rainer M. Erdtmann, Rainer M. Erdtmann, Authorized Signatory (08/13/2025)